SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                               RULES 13d-1(b),(c)
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. ___)

                               Cognos Incorporated
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    19244C109
                                 (CUSIP Number)

                                  June 20, 2002
             (Date of event which requires filing of this statement)


                               (Page 1 of 6 Pages)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ] Rule 13d-1(b)

     [ x ] Rule 13d-1(c)

     [   ] Rule 13d-1(d)

--------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 19244C109                 13G                       Page 2 of 6 Pages
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     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                     The Windsor Trust

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     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  / /
                                                               (b)  /x/
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     (3)    SEC USE ONLY
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     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                Barbados

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NUMBER OF      (5)  SOLE VOTING POWER
SHARES
               ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
OWNED BY             9,546,290
               ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
REPORTING
               ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                     9,546,290
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     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             9,546,290
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     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES                    / /
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     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                10.9%
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     (12)    TYPE OF REPORTING PERSON            OO
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CUSIP No. 19244C109                 13G                       Page 3 of 6 Pages

Item 1(a).     Name of Issuer:

     Cognos Incorporated

Item 1(b).     Address of Issuer's Principal Executive Offices:

     3755 Riverside Drive, P.O. Box 9707, Station T, Ottawa, Ontario,
     Canada

Item 2(a).     Name of Person Filing:

     The Windsor Trust (the "Trust").

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     S/b 2nd Floor Bldg. #2, Chelston Park, Collymore Rock, St. Michael,
Barbados.

Item 2(c).     Citizenship:

     Barbados.

Item 2(d).     Title of Class of Securities:

     Common Stock, no par value.

Item 2(e).  CUSIP Number:

     19244C109

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ]   Broker or dealer registered under Section 15 of the
                    Act,
          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,
          (c) [ ]   Insurance Company as defined in Section 3(a)(19) of
                    the Act,
          (d) [ ]   Investment Company registered under Section 8 of the
                    Investment Company Act of 1940,
          (e) [ ]   Investment Adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E),
          (f) [ ]   Employee Benefit Plan or Endowment Fund in
                    accordance with 13d-1 (b)(1)(ii)(F),
          (g) [ ]   Parent Holding Company or control person in
                    accordance with Rule 13d-1 (b)(1)(ii)(G),


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CUSIP No. 19244C109                 13G                       Page 4 of 6 Pages

          (h) [ ]   Savings Association as defined in Section 3(b) of
                    the Federal Deposit Insurance Act,
          (i) [ ]   Church Plan that is excluded from the definition of an
                    investment company under Section 3(c)(14) of the Investment
                    Company Act of 1940,
          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

       Not applicable.

Item 4.   Ownership.

          (a)  Amount beneficially owned:

          The Trust is a holder of 50% of the voting power of the following corporations and, accordingly, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act) the shares of Common Stock ("Shares") as to which Canada 2 through Canada 16 possess direct beneficial ownership:

          (A) 3497704 Canada Inc. ("Canada 2") directly owns 184,090 Shares;
          (B) 3539202 Canada Inc. ("Canada 3") directly owns 850,000 Shares;
          (C) 3539211 Canada Inc. ("Canada 4") directly owns 850,000 Shares;
          (D) 3539229 Canada Inc. ("Canada 5") directly owns 850,000 Shares;
          (E) 3539334 Canada Inc. ("Canada 6") directly owns 850,000 Shares;
          (F) 3539393 Canada Inc. ("Canada 7") directly owns 850,000 Shares;
          (G) 3539423 Canada Inc. ("Canada 8") directly owns 800,000 Shares;
          (H) 3539130 Canada Inc. ("Canada 10") directly owns 42,200 Shares;
          (I) 3497801 Canada Inc. ("Canada 13") directly owns 1,000,000 Shares;
          (J) 3539504 Canada Inc. ("Canada 14") directly owns 1,090,000 Shares;
          (K) 3539555 Canada Inc. ("Canada 15") directly owns 1,090,000 Shares; and
          (L) 3539571 Canada Inc. ("Canada 16") directly owns 1,090,000 Shares.

          All numbers of Shares beneficially owned listed above are stated as of June 6, 2002.

          The Trust disclaims the existence of a group with Canada 2 through Canada 16. Except as described herein, the Trust has no contracts, arrangements, understanding or relations (legal or otherwise) with Canada 2 through Canada 16 or with any other person with respect to the Shares, including but not limited to the transfer or voting of any of the Shares. Each of Canada 2 through Canada 16 do not


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CUSIP No. 19244C109                 13G                       Page 5 of 6 pages

beneficially own more than 5 percent of the Issuer's Shares, and accordingly, do not have an obligation under Section 13(d) to file a beneficial ownership report.

          (b)  Percent of class:

          As of June 6, 2002, the Trust may be deemed to beneficially own, in the aggregate, 9,546,290 Shares representing approximately 10.9% of the Shares outstanding (based on 87,925,788 Shares outstanding as reported in the Issuer's Report on Form 10-K for the period ending February 28, 2002).

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:
                        0

               (ii)  shared power to vote or to direct the vote:
                        9,546,290

               (iii) sole power to dispose or to direct the
                      disposition of:
                        0

               (vi)  shared power to dispose or to direct the
                      disposition of:
                        9,546,290

          The voting and dispositive power over the Shares held by Canada 2 through Canada 16 are shared with certain entities controlled by Michael U. Potter, who may be deemed to own beneficially 50% of the voting shares of Canada 2 through Canada 16. Mr. Potter is neither the settlor, the trustee nor the beneficiary of the Trust.

Item 5.     Ownership of Five Percent or Less of a Class.

       Not applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

          Mr. Potter, as an indirect holder of 50% of the voting shares of Canada 2 through Canada 16 through his controlled entities, may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Canada 2 through Canada 16.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

       Not applicable.


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CUSIP No. 19244C109                 13G                       Page 6 of 6 Pages



Item 8.  Identification and Classification of Members of the Group.

        Not applicable.

Item 9.  Notice of Dissolution of Group.

        Not applicable.

Item 10.  Certification.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  June 20, 2002

                                       The Windsor Trust

                                       By Royal Bank of Canada Financial
                                       Corporation, as trustee

                                       /s/ARLITA K. STEWART
                                       Name:  Arlita K. Stewart
                                       Title: Royal Bank of Canada
                                              Financial Corporation as
                                              trustee


                                       /s/MICHAEL MOODIE
                                       Name:  Michael Moodie
                                       Title: Royal Bank of Canada
                                              Financial Corporation as
                                              trustee